UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             Star Gas Partners, L.P.
                    ----------------------------------------
                                (Name of Issuer)

                                  Common Units
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    85512C105
                                -----------------
                                 (CUSIP Number)

                                December 31, 2008
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement}

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 11 Pages

CUSIP No. 85512C105               Schedule 13G
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1)  NAMES OF REPORTING PERSONS                            Bandera Partners LLC

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
--------------------------------------------------------------------------------
NUMBER OF             5)  SOLE VOTING POWER                          5,020,000
SHARES                ----------------------------------------------------------
BENEFICIALLY          6)  SHARED VOTING POWER                                0
OWNED BY              ----------------------------------------------------------
EACH                  7)  SOLE DISPOSITIVE POWER                     5,020,000
REPORTING             ----------------------------------------------------------
PERSON WITH           8)  SHARED DISPOSITIVE POWER                           0
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                              5,020,000
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                      |_|
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       6.6%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             OO
--------------------------------------------------------------------------------


                               Page 2 of 11 Pages

CUSIP No. 85512C105               Schedule 13G
--------------------------------------------------------------------------------
1)  NAMES OF REPORTING PERSONS                                Gregory Bylinsky

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION                         United States
--------------------------------------------------------------------------------
NUMBER OF             5)  SOLE VOTING POWER                                  0
SHARES                ----------------------------------------------------------
BENEFICIALLY          6)  SHARED VOTING POWER                        5,020,000
OWNED BY              ----------------------------------------------------------
EACH                  7)  SOLE DISPOSITIVE POWER                             0
REPORTING             ----------------------------------------------------------
PERSON WITH           8)  SHARED DISPOSITIVE POWER                   5,020,000
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                              5,020,000
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                      |_|
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       6.6%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             IN
--------------------------------------------------------------------------------


                               Page 3 of 11 Pages

CUSIP No. 85512C105               Schedule 13G
--------------------------------------------------------------------------------
1)  NAMES OF REPORTING PERSONS                                 Jefferson Gramm

--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) |_|
                                                                       (b) |X|
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION                         United States
--------------------------------------------------------------------------------
NUMBER OF             5)  SOLE VOTING POWER                                  0
SHARES                ----------------------------------------------------------
BENEFICIALLY          6)  SHARED VOTING POWER                        5,020,000
OWNED BY              ----------------------------------------------------------
EACH                  7)  SOLE DISPOSITIVE POWER                             0
REPORTING             ----------------------------------------------------------
PERSON WITH           8) SHARED DISPOSITIVE POWER                    5,020,000
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                              5,020,000
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES (SEE INSTRUCTIONS)                                      |_|
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       6.6%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                             IN
--------------------------------------------------------------------------------


                               Page 4 of 11 Pages

--------------------------------------------------------------------------------
Item 1(a).            Name of Issuer:                  Star Gas Partners, L.P.
--------------------------------------------------------------------------------
Item 1(b).            Address of Issuer's Principal Executive Offices:

                      2187 Atlantic Street
                      Stamford, Connecticut 06902
--------------------------------------------------------------------------------
Item 2(a).            Name of Person Filing:

                      This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to an Agreement of Joint Filing attached hereto as Exhibit A:

                      (i) Bandera Partners LLC, a Delaware limited liability company ("Bandera Partners");

                      (ii) Gregory Bylinsky; and

                      (iii) Jefferson Gramm.

                      Bandera Partners, Mr. Bylinsky and Mr. Gramm are filing this Schedule with respect to 5,020,000 Common Units (the "Master Fund's Shares") directly owned by Bandera Master Fund L.P., a Cayman Islands exempted limited partnership ("Bandera Master Fund").

                      Bandera Partners is the investment manager of Bandera Master Fund and may be deemed to have beneficial ownership over the Master Fund's Shares by virtue of the sole and exclusive authority granted to Bandera Partners by Bandera Master Fund to vote and dispose of the Master Fund's Shares.

                      Mr. Bylinsky and Mr. Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.
--------------------------------------------------------------------------------
Item 2(b).            Address of Principal Business Office or, if None,
                      Residence:

                      The principal business office address of each of Bandera Partners, Gregory Bylinsky and Jefferson Gramm is:

                      26 Broadway, Suite 1607
                      New York, New York 10004
--------------------------------------------------------------------------------
Item 2(c).            Citizenship:

                      The place of organization or citizenship of each of the Reporting Persons is as follows:

Name of Reporting Person                    Place of Organization/Citizenship
------------------------                    ---------------------------------
Bandera Partners LLC                        Delaware
Gregory Bylinsky                            United States
Jefferson Gramm                             United States

--------------------------------------------------------------------------------
Item 2(d).            Title of Class of Securities:               Common Units
--------------------------------------------------------------------------------
Item 2(e).            CUSIP Number:                                  85512C105
--------------------------------------------------------------------------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                      Not Applicable.
--------------------------------------------------------------------------------


                               Page 5 of 11 Pages

--------------------------------------------------------------------------------
Item 4.               Ownership.

                      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(i) Bandera Partners LLC
    --------------------

      (a) Amount beneficially owned:                                            5,020,000

      (b) Percent of class:                                                          6.6%

      (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote                        5,020,000

            (ii) Shared power to vote or to direct the vote                             0

            (iii) Sole power to dispose or to direct the disposition of         5,020,000

            (iv) Shared power to dispose or to direct the disposition of                0

(ii) Gregory Bylinsky
     ----------------

      (a) Amount beneficially owned:                                            5,020,000

      (b) Percent of class:                                                          6.6%

      (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote                                0

            (ii) Shared power to vote or to direct the vote                     5,020,000

            (iii) Sole power to dispose or to direct the disposition of                 0

            (iv) Shared power to dispose or to direct the disposition of        5,020,000

(iii) Jefferson Gramm
      ---------------

      (a) Amount beneficially owned:                                            5,020,000

      (b) Percent of class:                                                          6.6%

      (c) Number of shares as to which the person has:

            (i) Sole power to vote or to direct the vote                                0

            (ii) Shared power to vote or to direct the vote                     5,020,000

            (iii) Sole power to dispose or to direct the disposition of                 0

            (iv) Shared power to dispose or to direct the disposition of        5,020,000

                               Page 6 of 11 Pages

      The number of shares (i.e., Common Units) beneficially owned and the percentage of outstanding shares represented thereby for each Reporting Person has been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on 75,774,336 Common Units issued and outstanding as of January 31, 2009, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 4, 2009.
--------------------------------------------------------------------------------

Item 5.               Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                                           |_|
--------------------------------------------------------------------------------
Item 6.               Ownership of More than Five Percent on Behalf of Another
                      Person.

                      The right to receive dividends from, or the proceeds from the sale of, the Master Fund's Shares reported in this Schedule as beneficially owned by Bandera Partners, Mr. Bylinsky and Mr. Gramm is held by Bandera Master Fund, a fund for which Bandera Partners serves as investment manager. The general partner and limited partners of Bandera Master Fund have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Master Fund's Shares in accordance with their ownership interests in Bandera Master Fund. Bandera Partners, Mr. Bylinsky and Mr. Gramm disclaim beneficial ownership of the Master Fund's Shares reported in this statement pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.
--------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                      Not Applicable.
--------------------------------------------------------------------------------
Item 8.               Identification and Classification of Members of the Group.

                      Not Applicable.
--------------------------------------------------------------------------------
Item 9.               Notice of Dissolution of Group.

                      Not Applicable.
--------------------------------------------------------------------------------


                               Page 7 of 11 Pages

--------------------------------------------------------------------------------
Item 10.              Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated:  February 13, 2009

                                             BANDERA PARTNERS LLC


                                             By: /s/ Gregory Bylinsky
                                                 -----------------------------
                                                 Gregory Bylinsky
                                                 Managing Director


                               Page 8 of 11 Pages

--------------------------------------------------------------------------------

Item 10.              Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated:  February 13, 2009

                                                 /s/ Gregory Bylinsky
                                                 -----------------------------
                                                 Gregory Bylinsky


                               Page 9 of 11 Pages

--------------------------------------------------------------------------------
Item 10.              Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.

Dated:  February 13, 2009

                                                 /s/ Jefferson Gramm
                                                 -----------------------------
                                                 Jefferson Gramm


                               Page 10 of 11 Pages

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING
                             STAR GAS PARTNERS, L.P.
                                  COMMON UNITS

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of a Statement on Schedule 13G and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

      This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

      IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 13th day of February, 2009.


                                             BANDERA PARTNERS LLC


                                             By: /s/ Gregory Bylinsky
                                                 -----------------------------
                                                 Gregory Bylinsky
                                                 Managing Director


                                                 /s/ Gregory Bylinsky
                                                 -----------------------------
                                                 Gregory Bylinsky


                                                 /s/ Jefferson Gramm
                                                 -----------------------------
                                                 Jefferson Gramm


                               Page 11 of 11 Pages